SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 21, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2802K	December 19, 2007

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"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/19/07 06:57 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2802K
Elementis PLC
19 December 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment

	Management Limited (LGIM)
	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed cr reached if different):	12/12/07
6. Date on which issuer notified:	18/12/07
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM) From 4% - 5% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares	Situation previcus to the Triggering transaction	Resulting situation after the triggering transaction

if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
Indirect			Direct	Direct	Indirect	Direct	
Ord 5p	BELOW 5 % (LGIM)		22,560,314	22,560,314	1,297,110	5.05	0.29
	18,208,164 (L&G)	18,208,164 (L&G)					

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
23,857,424	5.34

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (23,857,424 - 5.34% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (23,857,424 - 5.34% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (23,857,424 - 5.34% = Total Position)

Legal & General Group Plc (Direct) (L&G) (22,560,314 - 5.05% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (20,409,471-4.57%=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (20,409,471-4.57%=PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 446,409,414 Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Wai Wong
Company Secretary

Elementis plc
020 7408 9303

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HOLILFIFFFLALID

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